Exhibit 2.25

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
OR FOR DISSEMINATION IN THE UNITED STATES

10 March 2017

ASX Market Announcements	By Email: tradinghaltsperth@asx.com.au

Dear Sir/Madam

REQUEST FOR VOLUNTARY SUSPENSION – PALADIN ENERGY LIMITED

Paladin Energy Limited (Paladin or the Company) (ASX:PDN / TSX:PDN) refers to its request for a trading halt made on Thursday 9th March 2017. Pursuant to ASX Listing Rule 17.2, the Company requests a voluntary suspension of its securities effective immediately pending resolution of an issue regarding its Restructure Proposal (announced 10 January 2017).

In accordance with ASX Listing Rule 17.2, Paladin advises that:

a.
As referred to in its ASX announcement dated 9 March 2017, Paladin has received notice from CNNC Overseas Uranium Holdings Ltd (CNNC) requesting that Paladin commence a process to determine the fair market value of Paladin’s share of the Langer Heinrich Mine. The fair market value determination process would be the first step in a process that may lead to CNNC exercising an option to acquire Paladin’s share of LHM, if in fact the option validly exists (Potential CNNC Option).

b.
The Potential CNNC Option creates uncertainty regarding the Restructure Proposal. At this time, the continued trading in Paladin’s securities is likely to be materially prejudicial to Paladin’s ability to successfully complete the Restructure Proposal, which is critical to Paladin’s continued financial viability.

c.
Paladin is currently taking advice on the matters and expects the voluntary suspension will continue until it has resolved how to respond to the Potential CNNC Option and progress the Restructure Proposal.  Paladin currently expects this may take until at least the end of March 2017.

d.	Paladin is not aware of any reason why the securities should not be suspended.

e.	Paladin is not aware of any other information necessary to inform the market about the suspension.

Level 4, 502 Hay Street, Subiaco, Western Australia 6008    Postal: PO Box 201, Subiaco, Western Australia 6904
Tel:  +61 (8) 9381 4366 Fax: +61 (8) 9381 4978   Email: paladin@paladinenergy.com.au   Website: www.paladinenergy.com.au

Yours faithfully
Paladin Energy Ltd

ALEXANDER MOLYNEUX
CEO

This announcement does not constitute an offer, invitation or recommendation to subscribe for or purchase any security and neither this announcement nor anything contained in it shall form the basis of any contract or commitment.

This announcement is not an offer of securities for sale in the United States absent registration under the U.S. Securities Act of 1993 or an exemption from registration.  There will be no public offering of the securities described in this announcement in the United States.  The securities described in this announcement have not been and will not be registered under the Securities Act.  There will be no public offering of such securities made in the United States.